                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                                  netGuru, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64111K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Santanu Das, 22700 Savi Ranch Parkway, Yorba Linda, California 92887
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111K107               SCHEDULE 13D                            Page 2

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SANTANU DAS
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF; OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     UNITED STATES
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         2,704,900 (1)(2)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,704,900 (1)(2)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,704,900 (1)(2)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     15.9% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

(1) Includes 150,000 shares of common stock underlying options which are exercisable as of September 28, 2001 or within 60 days of such date.

(2) Calculated as of September 28, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64111K107               SCHEDULE 13D                            Page 3

ITEM 1. SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock ($.01 par value) of netGuru, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

                  netGuru, Inc.
                  22700 Savi Ranch Parkway
                  Yorba Linda, CA 92887

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of Santanu Das (the "Reporting Person").

         (b)      The address of the Reporting Person is:

                  c/o netGuru, Inc.
                  22700 Savi Ranch Parkway
                  Yorba Linda, CA 92887

         (c) The present principal occupation or employment of the Reporting Person is Corporate Vice President and President - Engineering, Collaboration and Animation Software of the Issuer. The name, principal business and address of the corporation at which such occupation or employment is conducted are: netGuru, Inc., 22700 Savi Ranch Parkway, Yorba Linda, CA 92887.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen and resident of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The 982,450 shares of common stock of the Issuer held by the Reporting Person on July 22, 1996, the date that the Issuer became a reporting company under the Securities Exchange Act of 1934, were gifted to the Reporting Person by Amrit K. Das, the Reporting Person's father and the Chief Executive Officer of the Issuer. An additional 260,000 shares of common stock of the Issuer were gifted to the Reporting Person on January 16, 1998 by Amrit K. Das, the Reporting Person's father and the Chief Executive Officer of the Issuer. The Reporting Person used personal funds to acquire the remainder of his current holdings of shares of common stock of the Issuer.

         (b) The Reporting Person has not used borrowed funds to acquire the subject securities.

CUSIP No. 64111K107               SCHEDULE 13D                            Page 4

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person directly held 982,450 shares of common stock of the Issuer, as of July 26, 1996, the date that the Issuer became a reporting company under the Securities Exchange Act of 1934. The Reporting Person subsequently engaged in six purchases of, received one gift of and received options to purchase shares of common stock of the Issuer and as of September 28, 2001, held 2,704,900 (1) shares of common stock of the Issuer. The acquisitions were conducted for investment purposes and not for the purpose of gaining control of the Issuer.

         Except as described above, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

(1) Includes 150,000 shares of common stock underlying options which are exercisable as of September 28, 2001 or within 60 days of such date.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 2,704,900 shares of common stock of the Issuer as of September 28, 2001, which equals approximately 15.9% of the total 16,920,848 outstanding shares of common stock of the Issuer as of September 28, 2001. Of the shares of common stock beneficially owned by the Reporting Person as of September 28, 2001, 150,000 shares of common stock are underlying options which are exercisable as of September 28, 2001 or within 60 days of such date.

         (b) The Reporting Person has the sole voting power and the sole disposition power as to 2,704,900 shares.

         (c) Since the Issuer became a reporting Company under the Securities Exchange Act of 1934 on July 22, 1996, the Reporting Person effected the following transactions with respect to the shares of common stock of the Issuer:

                  (1) On July 25, 1996, the option to purchase 30,000 shares of common stock of the Issuer at $6.00 per share held by the Reporting Person was cancelled and a replacement option was issued to the Reporting Person to purchase 30,000 shares of common stock of the Issuer at $5.00 per share.

                  (2) On September 4, 1996, the Reporting Person was granted an option to purchase 5,000 shares of common stock of the Issuer at $7.25 per share.

CUSIP No. 64111K107               SCHEDULE 13D                            Page 5

                  (3) On December 13, 1996, the option to purchase 30,000 shares of common stock of the Issuer at $5.00 per share held by the Reporting Person was cancelled and a replacement option was issued to the Reporting Person to purchase 30,000 shares of common stock of the Issuer at $2.75 per share.

                  (4) On December 13, 1996, the option to purchase 5,000 shares of common stock of the Issuer at $7.25 per share held by the Reporting Person was cancelled and a replacement option was issued to the Reporting Person to purchase 5,000 shares of common stock of the Issuer at $2.75 per share.

                  (5) On December 16, 1996, the Reporting Person acquired 5,000 shares of common stock of the Issuer at $2 15/16 per share in an open-market purchase transaction.

                  (6) On December 18, 1996, the Reporting Person acquired 5,000 shares of common stock of the Issuer at $3 3/16 per share in an open-market purchase transaction.

                  (7) On December 18, 1996, the Reporting Person acquired 10,000 shares of common stock of the Issuer at $3.25 per share in an open-market purchase transaction.

                  (8) On December 19, 1996, the Reporting Person acquired 5,000 shares of common stock of the Issuer at $3 5/16 per share in an open-market purchase transaction.

                  (9) On December 20, 1996, the Reporting Person acquired 8,000 shares of common stock of the Issuer at $3 5/16 per share in an open-market purchase transaction.

                  (10) On February 6, 1997, the Reporting Person was granted an option to purchase 5,000 shares of common stock of the Issuer at $2.75 per share.

                  (11) On May 1, 1997, the Reporting Person was granted an option to purchase 15,000 shares of common stock of the Issuer at $3.30 per share.

                  (12) On January 16, 1998, the Reporting Person acquired 260,000 shares of common stock of the Issuer as a gift from Amrit K. Das, the Reporting Person's father and the Chief Executive Officer of the Issuer.

                  (13) On September 28, 1998, the Reporting Person acquired 2,000 shares of common stock of the Issuer at $4.75 per share in an open-market purchase transaction.

                  (14) On December 7, 1998, the Reporting Person was granted an option to purchase 30,000 shares of common stock of the Issuer at $3.30 per share.

                  (15) On December 7, 2000, the Reporting Person was granted an option to purchase 30,000 shares of common stock of the Issuer at $3.38 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

CUSIP No. 64111K107               SCHEDULE 13D                            Page 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The Reporting Person is not a party to any transaction for which any document is required to be attached to this statement as an exhibit.

CUSIP No. 64111K107               SCHEDULE 13D                            Page 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             2/14/02
                                             -----------------------------------
                                             (Date)

                                             /s/ Santanu Das
                                             -----------------------------------
                                             (Signature)

                                             Santanu Das
                                             -----------------------------------
                                             (Name/Title)